Exhibit 1

Compugen Announces Discovery of Blood Based Biomarker for
Diagnosis of Lung Cancer

Peptide discovered using Compugen’s immunoassay diagnostics discovery platform

Tel Aviv, Israel – April 29 2008 – Compugen Ltd. (NASDAQ: CGEN) announced today the discovery and experimental verification of CGEN-438, a potential blood based biomarker for lung cancer. CGEN-438 is novel splice variant peptide of delta-like protein 3 precursor (DLL3). Importantly, the Compugen discovered biomarker is a peptide that is secreted from the cell into the bloodstream, whereas the previously known DLL3 is a protein located on the cell membrane. Initial clinical evidence indicates that the Compugen discovered molecule could potentially serve as both a serum biomarker for the diagnosis of small cell lung cancer and as a component in a biomarker combination for the diagnosis of non-small cell lung cancer patients.

Using a test developed by Compugen to detect CGEN-438 in serum, the blood levels of the peptide were measured in about 40 lung cancer patients’ and healthy individuals. CGEN-438 concentrations detected in serum samples of small cell lung cancer patients were higher than those detected in controls, demonstrating its potential to become a diagnostic biomarker for small cell lung cancer. It was also evident that CGEN-438 is expressed to a large extent in certain non-small cell lung cancer serum samples and therefore may be used in a biomarker combination test for the diagnosis of non-small cell lung cancer as well. A patent application covering this biomarker has been filed by Compugen.

Lung cancer is responsible for the largest number of cancer deaths in both men and women throughout the world and it is associated with very high mortality rates. However, if diagnosed at a very early stage, the survival rate for lung cancer patients is high, with approximately one-half surviving for five years or longer, and there is a significant unmet medical need for such early detection of the condition. Therefore, a non-invasive screening test for lung cancer with high sensitivity and specificity would provide both a significant medical contribution and a substantial commercial opportunity.

Similar to the recently announced CGEN-144, CGEN-438 is one of a group of putative cancer and cardiovascular biomarkers which was initially predicted in silico utilizing Compugen’s immunoassay computational discovery platform, and then further validated experimentally.

“We are very pleased by the continuing successful validation of molecules with significant commercial potential from the initial group of biomarkers identified by our immunoassay diagnostics discovery platform,” stated Anat Cohen-Dayag, Ph.D., Compugen’s Vice President of Diagnostic Biomarkers and Drug Targets. “In this particular case, although the peptide is a splice variant of DLL3 protein, it shares no sequence similarity to DLL3, thus further demonstrating the unique predictive power of this specific platform and of our in silico prediction and selection discovery capability in general. We look forward to further use of this platform both in our own discovery activities and in collaboration with partners”, Dr. Cohen-Dayag concluded.

About CGEN-438 and its previously known form – DLL3
CGEN-438 is a novel peptide splice variant of the DLL3 membrane protein, both are derived from a gene that was cloned and sequenced within the past ten years. Recent findings suggest that mutations in the gene and over expression of the membrane protein are associated with cancer. The previously known DLL3 is a single-pass type I membrane protein, whereas the Compugen discovered splice variant – CGEN-438 – is a secreted peptide having no sequence similarity to the previously known protein. As a molecule that can be found in the bloodstream, CGEN-438 has the potential to serve as a biomarker for serum-based immunoassay tests as opposed to its membrane variant form, DLL3.

About Compugen
Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industries under milestone and revenue sharing agreements. The Company’s increasing inventory of powerful and proprietary discovery platforms is enabling the predictive discovery – field after field – of numerous therapeutic and diagnostic product candidates. These discovery platforms are based on the Company’s decade-long focus on the predictive understanding of important biological phenomena at the molecular level. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate – Evogene Ltd. (TASE: EVGN.TA) – to utilize the Company’s in-silico predictive discovery capabilities in the agricultural biotechnology field. For additional information, please visit Compugen’s corporate Website at www.cgen.com and Evogene’s corporate Website at www.evogene.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Dikla Czaczkes Axselbard
Acting Chief Financial Officer
Compugen Ltd.
Email: dikla@cgen.com
Tel: +972-54-530-4469